ANDREW I. TELSEY, P.C. - Attorney at Law
--------------------------------------------------------------------------------
    12835 E. Arapahoe Road, Tower One, Penthouse #803, Englewood, Colorado 80112
  Telephone: (303) 768-9221 / Facsimile (303) 768-9224 / E-mail: aitelsey@cs.com




November 1, 2005


VIA EDGAR

Mr. Patrick Gilmore, Staff Accountant
US Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D.C.  20549

Re:     Alpha Spacecom, Inc.;
        Form 8-K, Item 4.01 Filed May 13, 2005, June 14, 2005 and August 4, 2005 SEC File No. 000-13628
        Response to August 9, 2005 Letter

Dear Mr. Gilmore:

On behalf of the above referenced registrant (the "Company"), this letter is intended to provide a response to the staff's letter dated August 9, 2005 concerning the above referenced report. Relevant thereto, please note that the Company filed another amendment to said report with the Commission on or about October 28, 2005. In regard to the same and in response to the staff's above referenced letter, please be advised as follows. Each response numbered below corresponds to the staff's applicable comment in its aforesaid letter:

     1. The letter from DeJoya & Company, included as an exhibit to the Company's Form 8-K, contained a list of five alleged "disagreements" between that firm and the Company. However, a review of the contents included in said letter determines that, in reality, only the initial two items included in said letter were, in fact, disagreements. On behalf of the Company, it is submitted that Items III, IV and V included in this letter were not and are not "disagreements on any matter of accounting principles or practices," but rather, events which, according to De Joya & Co., occurred during the audit process. Subsequent to the issuance of this letter and filing of the report, the Company's President and CEO withdrew his claim that he had incurred additional expenses. Therefore, the only outstanding disagreement related to Item II of the De Joya letter. The amended Form 8-K addresses this disagreement and attempts to explain what the Company believes to be the reason for such disagreement.

     2. The most recent amendment to the Company's Form 8-K includes a currently dated letter from De Joya & Company relating to disagreements between the Company and De Joya.

     3. The Company believes that its most recent amendment to its Form 8-K includes all disclosure required under Regulation SB. Specifically, The amended report addresses all of the issues raised in Item 304(a)(1)(i) through (iv). Further, subparagraph (B) is not applicable, as De Joya did not advise the Company of any matter addressed in subsections (1) through (3) therein. Subsection (C) is identified in the amended report. Relevant to Subsection (D), obviously, discussions between the Company's Board of

Mr. Patrick Gilmore
US Securities and Exchange Commission
November 1, 2005
Page 2


Directors and De Joya took place, but due to the nature of the relationship as we discussed in our phone conversation of this date, these discussions resulted in no resolution of the existing dispute. Finally, relevant to subsection (E), a new sentence has been added to the amended report relevant to this issue.

In addition, relevant to Section (a) (2) of Item 304, the amended report discloses the Company's new accountant and confirms that the Company did not consult with the Company's new accountant on those matters described in subsections (i) and (ii) of said subsection. The Company also complied with Subsection (3), as evidenced by the De Joya letter attached as an exhibit to the amended report. The Company also believes that it has complied with the provisions included in subparagraph (b) as the same is applicable to this situation.

Finally, please be advised that management of the Company has provided this firm with written authorization, authorizing the undersigned to advise the Commission that management of the Company acknowledges the following:

     1. That it is responsible for the adequacy and accuracy of the disclosure in its filings, including but not limited to the amended Form 8-K relevant herein;

     2. That staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     3. That it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In the event you wish to discuss any of the responses included herein, or any other matter concerning the Company, please contact the undersigned at the address and phone number listed on the preceding page.

Thank you for your cooperation in this matter.

Yours truly,

ANDREW I. TELSEY, P.C.

s/Andrew I. Telsey

Andrew I. Telsey
For the Firm

cc:   Client (via fax only)
      R. Chadwick (via fax only)

AIT/ddk